EXHIBIT 99.1

SINOVAC BIOTECH LTD., AND LG LIFE SCIENCES, LTD. ANNOUNCE
THEIR LETTER OF INTENT FOR COLLABORATION IN GLOBAL
MARKETING AND VACCINE SUPPLY

BEIJING, CHINA and SEOUL, REPUBLIC OF KOREA --(BUSINESS WIRE)—May18, 2005--Sinovac Biotech Ltd. ("Sinovac") (AMEX:SVA - News), and LG Life Sciences (“LG”) (KOSPI:68870) of Seoul, Korea announced today that they entered into an agreement May 12th, 2005 to collaborate international and China sector marketing efforts and  vaccine supply.

Sinovac and LG began meeting in March 2005 to discuss and establish their mutual interests in the commercial vaccine industry.  As a result of subsequent meetings and discussions both companies signed a “Letter of Intent” (LOI) to pursue collaborative opportunities in three major areas: LG’s international marketing of Sinovac’s Hepatitis A vaccine (HealiveTM), Sinovac introducing LG’s HepB vaccines into China, and jointly working on Sinovac’s influenza vaccine (AnfluTM).

The significance of this LOI cannot be understated, LG Executive Vice President, Dr. In-Chull, Kim said “we are excited about using Sinovac as our agent to gain entry into China’s vaccine market.”  Sinovac President, Dr Weidong Yin was equally enthused, “As an emerging company with great products, this relationship with LG is ideal.  This may propel us into the international marketplace very quickly and increase our market share in China’s vaccine market beyond our previous expectations.”

Per the agreement, LG will prepare a plan to market Sinovac’s HealiveTM in the global market. Sinovac will assist this effort by providing LG with the status of registration dossiers of HealiveTM in foreign countries.  LG will supply the country list with registration feasibility analysis and marketing proposal in each country to Sinovac. The Indian market is a likely target as LG has their own operations branch located there, with over 100 staff.  Both companies will collaborate to determine the best means of supplying vaccine orders; either directly to the buyer, or through LG as a distribution agent.

Sinovac and LG believe there is tremendous potential for selling LG’s HepB vaccine in China.  Sinovac will assist LG to register its HepB vaccine in China. Moreover, LG is very interested in Sinovac’s influenza vaccine. There will also be a possibility of cooperation on this product.

LG has US$396,769,000 in assets and has an extraordinary reputation for being knowledgeable in overseas marketing development. It already has well-developed global sales and distribution networks for its HepB vaccine, including UNICEF programs and distribution to 67 countries.

LG has invited Sinovac to Korea to discuss numerous matters for mutual understanding and for facilitating the entrance of LG’s vaccines in China.

About LG Life Sciences, Ltd.

LG Life Sciences, Ltd. (LGLS, http://www.lgls.co.kr/eng/), an LG affiliate, is an R&D based biopharmaceutical company based in Seoul, Korea that discovers, develops and commercializes new medicines in anti-infectives, cancer, diabetes and other chronic diseases. In year 2003, LGLS had approximately US$150 million in revenue and 1000 employees. LGLS aims to become a leading life science company by utilizing its R&D capabilities to develop global brand products such as Factive(R) (gemifloxacin) and by expanding its marketing presence in key Asian markets.

About Sinovac Biotech Ltd.

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as hepatitis A and hepatitis B, influenza, "SARS", and avian flu. Sinovac is a leading biotechnology company, with operations based in China.

Sinovac now has two vaccines fully approved for sale in China - HealiveTM for Hepatitis A and BiliveTM for Hepatitis A&B combined. The Hepatitis A vaccine, HealiveTM, is currently experiencing strong sales growth in China. Sinovac's Hepatitis A&B combined vaccine, BiliveTM, received approval in China in January 2005 and is expected to achieve similar sales growth to HealiveTM. Sinovac's split flu vaccine received approval of its New Drug Certificate in March 2005. Final approval of the Company's flu vaccine is expected in 2005 after GMP certification of the new flu vaccine production line.

Sinovac is currently the world leader in the development of a SARS vaccine. Preliminary Phase I results show that this SARS vaccine is safe and induces SARS-neutralizing antibodies in the human body. In addition, the Company is co-developing a human vaccine targeting the avian flu virus in partnership with the China Center of Disease Control (CDC). CDC controls the Chinese vaccine market through its two main functions: as both the commercial sales agency and the governmental department in the pharmaceutical sector for China.

For further information please refer to the Company's filings with the SEC or refer to Sinovac's website at www.sinovac.com

If you would like to receive regular updates on Sinovac please send your email request to info@sinovac.com

THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, SINOVAC'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

Sinovac Biotech Ltd. (AMEX:SVA - News)

Contact:
Sinovac Biotech Ltd.
Tracey Gabert
Investor Relations
1-888-888-8312
Or (604) 684-5990 (outside of North America)
info@sinovac.com
www.sinovac.com